UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Quarter Ended June 30, 2026

Commission File Number 1-14840

AMDOCS LIMITED

Hirzel House, Smith Street,

St. Peter Port, Island of Guernsey, GY1 2NG

Amdocs, Inc.

625 Maryville Centre Drive, Suite 200 Saint Louis, Missouri 63141

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F ☑ FORM 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

YES ☐ NO ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

AMDOCS LIMITED

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

FOR THE QUARTER ENDED JUNE 30,

2026

This report on Form 6-K shall be incorporated by reference into any Registration Statement filed by the Registrant that by its terms automatically incorporates the Registrant's filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934.

PART I FINANCIAL INFORMATION

Item 1. Financial Statements

AMDOCS LIMITED

CONSOLIDATED BALANCE SHEETS

(dollar and share amounts in thousands, except per share data)

	As of
	June 30, 2026	September 30, 2025
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$206,451	$324,999
Accounts receivable, net	1,009,645	935,751
Prepaid expenses and other current assets	376,669	331,387
Total current assets	1,592,765	1,592,137
Property and equipment, net	736,393	768,557
Lease assets	165,282	182,088
Goodwill	2,985,822	2,890,680
Intangible assets, net	238,030	156,282
Other noncurrent assets	697,963	660,086
Total assets	$6,416,255	$6,249,830
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$343,808	$371,173
Accrued expenses and other current liabilities	651,761	622,748
Accrued personnel costs	247,922	207,285
Short-term financing arrangements	280,000	—
Lease liabilities	34,677	38,725
Deferred revenue	144,328	118,861
Total current liabilities	1,702,496	1,358,792
Deferred income taxes and taxes payable	230,177	218,766
Lease liabilities	124,968	140,776
Long-term debt, net of unamortized debt issuance costs	647,368	646,901
Other noncurrent liabilities	383,749	413,915
Total liabilities	3,088,758	2,779,150
Equity:
Amdocs Limited Shareholders' equity:
Preferred Shares — Authorized 25,000 shares; £0.01 par value; 0 shares issued and outstanding	—	—
Ordinary Shares — Authorized 700,000 shares; £0.01 par value; 292,481 and 290,351 issued and 104,415 and 108,448 outstanding, respectively	4,651	4,622
Additional paid-in capital	4,697,304	4,573,016
Treasury stock, at cost 188,067 and 181,903 ordinary shares, respectively	(8,762,851)	(8,335,774)
Accumulated other comprehensive income (loss)	1,441	22,635
Retained earnings	7,345,969	7,164,954
Total Amdocs Limited Shareholders' equity	3,286,514	3,429,453
Noncontrolling interests	40,983	41,227
Total equity	3,327,497	3,470,680
Total liabilities and equity	$6,416,255	$6,249,830

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

(dollar and share amounts in thousands, except per share data)

	Three months ended June 30,		Nine months ended June 30,
	2026	2025	2026	2025
Revenue	$1,174,895	$1,144,437	$3,502,813	$3,382,695
Operating expenses:
Cost of revenue	707,740	711,147	2,152,196	2,091,455
Research and development	86,367	86,851	255,346	252,980
Selling, general and administrative	149,252	127,589	416,650	384,301
Amortization of purchased intangible assets and other	20,574	16,380	56,416	48,137
Restructuring charges	106,424	—	128,130	6,783
	1,070,357	941,967	3,008,738	2,783,656
Operating income	104,538	202,470	494,075	599,039
Interest and other expense, net	(14,082)	(11,705)	(31,310)	(26,579)
Income before income taxes	90,456	190,765	462,765	572,460
Income taxes	27,263	35,963	102,346	101,805
Net income	$63,193	$154,802	$360,419	$470,655
Net income attributable to noncontrolling interests	1,024	801	2,869	2,278
Net income attributable to Amdocs Limited	$62,169	$154,001	$357,550	$468,377
Basic earnings per share attributable to Amdocs Limited	$0.59	$1.39	$3.35	$4.19
Diluted earnings per share attributable to Amdocs Limited	$0.59	$1.39	$3.33	$4.17
Cash dividends declared per ordinary share	$0.569	$0.527	$1.665	$1.533

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

(dollar amounts in thousands)

	Three months ended June 30,		Nine months ended June 30,
	2026	2025	2026	2025
Net income	$63,193	$154,802	$360,419	$470,655
Other comprehensive income (loss), net of tax:
Net change in fair value of cash flow hedges(1)	1,619	33,644	(21,194)	30,248
Net change in fair value of available-for-sale securities(2)	—	689	—	3,499
Other comprehensive income (loss), net of tax	1,619	34,333	(21,194)	33,747
Comprehensive income	$64,812	$189,135	$339,225	$504,402
Comprehensive income attributable to noncontrolling interests	1,024	801	2,869	2,278
Comprehensive income attributable to Amdocs Limited	$63,788	$188,334	$336,356	$502,124

(1)
Net of tax of $431 and $2,485 for the three months ended June 30, 2026 and 2025, respectively, and of $1,231 and $2,295 for the nine months ended June 30, 2026 and 2025, respectively.
(2)
No tax impact for the three and nine months ended June 30, 2026 and 2025.

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

(dollar and share amounts in thousands, except per share data)

	Ordinary Shares
	Shares	Amount	Additional Paid-in Capital	Treasury Stock	Accumulated Other Comprehensive Income (Loss) (1)	Retained Earnings	Total Amdocs Limited Shareholders’ Equity	Non- controlling Interests (2)	Total Equity
Balance as of March 31, 2026	106,164	$4,642	$4,654,902	$(8,620,287)	$(178)	$7,343,213	$3,382,292	$41,131	$3,423,423
Comprehensive income:
Net income	—	—	—	—	—	62,169	62,169	1,024	63,193
Other comprehensive income	—	—	—	—	1,619	—	1,619	—	1,619
Comprehensive income	—	—	—	—	—	—	63,788	1,024	64,812
Employee stock options exercised	59	1	3,570	—	—	—	3,571	—	3,571
Repurchase of shares	(2,410)	—	—	(142,564)	—	—	(142,564)	—	(142,564)
Cash dividends declared ($0.569 per ordinary share)	—	—	—	—	—	(59,413)	(59,413)	—	(59,413)
Issuance of restricted stock, net of forfeitures	269	4	—	—	—	—	4	—	4
Employee share purchase plan	333	4	17,229	—	—	—	17,233	—	17,233
Equity-based compensation expense related to employees	—	—	21,603	—	—	—	21,603	—	21,603
Distribution to noncontrolling interests	—	—	—	—	—	—	—	(1,172)	(1,172)
Balance as of June 30, 2026	104,415	$4,651	$4,697,304	$(8,762,851)	$1,441	$7,345,969	$3,286,514	$40,983	$3,327,497

	Ordinary Shares
	Shares	Amount	Additional Paid-in Capital	Treasury Stock	Accumulated Other Comprehensive Loss (1)	Retained Earnings	Total Amdocs Limited Shareholders’ Equity	Non- controlling Interests (2)	Total Equity
Balance as of March 31,2025	111,219	$4,617	$4,495,539	$(8,064,154)	$(4,996)	$7,029,751	$3,460,757	$41,469	$3,502,226
Comprehensive income:
Net income	—	—	—	—	—	154,001	154,001	801	154,802
Other comprehensive income	—	—	—	—	34,333	—	34,333	—	34,333
Comprehensive income	—	—	—	—	—	—	188,334	801	189,135
Employee stock options exercised	74	1	4,733	—	—	—	4,734	—	4,734
Repurchase of shares	(1,517)	—	—	(135,204)	—	—	(135,204)	—	(135,204)
Cash dividends declared ($0.527 per ordinary share)	—	—	—	—	—	(57,969)	(57,969)	—	(57,969)
Issuance of restricted stock, net of forfeitures	(12)	—	—	—	—	—	—	—	—
Employee share purchase plan	228	3	16,857	—	—	—	16,860	—	16,860
Equity-based compensation expense related to employees	—	—	25,961	—	—	—	25,961	—	25,961
Distribution to noncontrolling interests	—	—	—	—	—	—	—	(314)	(314)
Balance as of June 30,2025	109,992	$4,621	$4,543,090	$(8,199,358)	$29,337	$7,125,783	$3,503,473	$41,956	$3,545,429

(1)
As of June 30, 2026 and 2025, accumulated other comprehensive income (loss) is comprised of unrealized gain (loss) on derivatives, net of tax, of $3,068 and $33,285 unrealized loss on short-term interest-bearing investments, net of tax, of $(-) and $(1,739), and unrealized loss on defined benefit plan, net of tax, of $(1,627) and $(2,209), respectively.

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

(dollar and share amounts in thousands, except per share data)

	Ordinary Shares
	Shares	Amount	Additional Paid-in Capital	Treasury Stock	Accumulated Other Comprehensive Income (Loss) (1)	Retained Earnings	Total Amdocs Limited Shareholders’ Equity	Non- controlling interests (2)	Total Equity
Balance as of September 30, 2025	108,448	$4,622	$4,573,016	$(8,335,774)	$22,635	$7,164,954	$3,429,453	$41,227	$3,470,680
Comprehensive income:
Net income	—	—	—	—	—	357,550	357,550	2,869	360,419
Other comprehensive loss	—	—	—	—	(21,194)	—	(21,194)	—	(21,194)
Comprehensive income	—	—	—	—	—	—	336,356	2,869	339,225
Employee stock options exercised	111	1	6,747	—	—	—	6,748	—	6,748
Repurchase of shares	(6,164)	—	—	(427,077)	—	—	(427,077)	—	(427,077)
Cash dividends declared ($1.665 per ordinary share)	—	—	—	—	—	(176,535)	(176,535)	—	(176,535)
Issuance of restricted stock, net of forfeitures	1,431	20	—	—	—	—	20	—	20
Employee share purchase plan	589	8	33,849	—	—	—	33,857	—	33,857
Equity-based compensation expense related to employees	—	—	83,692	—	—	—	83,692	—	83,692
Distribution to noncontrolling interests	—	—	—	—	—	—	—	(3,113)	(3,113)
Balance as of June 30, 2026	104,415	$4,651	$4,697,304	$(8,762,851)	$1,441	$7,345,969	$3,286,514	$40,983	$3,327,497

	Ordinary Shares
	Shares	Amount	Additional Paid-in Capital	Treasury Stock	Accumulated Other Comprehensive Loss (1)	Retained Earnings	Total Amdocs Limited Shareholders’ Equity	Non- controlling interests (2)	Total Equity
Balance as of September 30, 2024	112,891	$4,598	$4,413,503	$(7,784,434)	$(4,410)	$6,827,719	$3,456,976	$42,201	$3,499,177
Comprehensive income:
Net income	—	—	—	—	—	468,377	468,377	2,278	470,655
Other comprehensive income	—	—	—	—	33,747	—	33,747	—	33,747
Comprehensive income	—	—	—	—	—	—	502,124	2,278	504,402
Employee stock options exercised	287	4	18,080	—	—	—	18,084	—	18,084
Repurchase of shares	(4,715)	—	—	(414,924)	—	—	(414,924)	—	(414,924)
Cash dividends declared ($1.533 per ordinary share)	—	—	—	—	—	(170,313)	(170,313)	—	(170,313)
Issuance of restricted stock, net of forfeitures	1,050	13	—	—	—	—	13	—	13
Employee share purchase plan	479	6	33,373	—	—	—	33,379	—	33,379
Equity-based compensation expense related to employees	—	—	78,134	—	—	—	78,134	—	78,134
Distribution to noncontrolling interests	—	—	—	—	—	—	—	(2,523)	(2,523)
Balance as of June 30, 2025	109,992	$4,621	$4,543,090	$(8,199,358)	$29,337	$7,125,783	$3,503,473	$41,956	$3,545,429

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(dollar amounts in thousands)

	Nine months ended June 30,
	2026	2025
Cash Flow from Operating Activities:
Net income	$360,419	$470,655
Reconciliation of net income to net cash provided by operating activities:
Depreciation, amortization and impairment	156,177	144,535
Amortization of debt issuance cost	467	453
Equity-based compensation expense	83,692	78,134
Deferred income taxes	11,885	10,898
Loss from short-term interest-bearing investments	-	1,869
Net changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable, net	(101,765)	57,499
Prepaid expenses and other current assets	(12,622)	(71,825)
Other noncurrent assets	6,888	(21,659)
Lease assets and liabilities, net	(3,049)	3,483
Accounts payable, accrued expenses and accrued personnel	27,222	(85,590)
Deferred revenue	12,483	13,813
Income taxes payable, net	8,216	(17,781)
Other noncurrent liabilities	(31,030)	(65,228)
Net cash provided by operating activities	$518,983	$519,256
Cash Flow from Investing Activities:
Purchase of property and equipment, net (a)	(78,769)	(72,740)
Proceeds from sale of short-term interest-bearing investments	-	94,718
Net cash paid for business and intangible assets acquisitions	(217,644)	(61,406)
Net cash from equity investments and other	13,842	16,773
Net cash used in investing activities	$(282,571)	$(22,655)
Cash Flow from Financing Activities:
Repurchase of shares	(427,077)	(414,924)
Proceeds from employee stock option exercises	6,768	18,097
Payments of dividends	(174,278)	(166,425)
Distribution to noncontrolling interests	(3,113)	(2,523)
Borrowings under financing arrangements	280,000	—
Payment of contingent consideration and deferred payment of business acquisitions	(37,260)	(9,599)
Net cash used in financing activities	$(354,960)	$(575,374)
Net decrease in cash and cash equivalents	(118,548)	(78,773)
Cash and cash equivalents at beginning of period	324,999	346,085
Cash and cash equivalents at end of period	$206,451	$267,312
Supplementary Cash Flow Information
Cash paid for:
Income taxes, net of refunds (b)	$86,650	$109,224
Interest	41,755	34,312

(a)
The amounts under "Purchase of property and equipment, net", include immaterial proceeds from sale of property and equipment for the nine months ended June 30, 2026 and 2025.
(b)
For Further details, see also Note 10.

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

1.
Nature of Entity and Basis of Presentation

Amdocs Limited (the “Company”) is a leading provider of software and services to communications and media service providers of all sizes throughout the world. The Company and its consolidated subsidiaries operate in one segment and design, develop, market, support, implement and operate its open and modular cloud offering. The Company’s comprehensive portfolio of software products and services is designed to leverage artificial intelligence, driving digital transformation, accelerate cloud adoption, and enable intelligent network automation.

The Company is a Guernsey limited company, which directly or indirectly holds numerous subsidiaries around the world, the vast majority of which are wholly-owned. The majority of the Company’s customers are in North America, Europe, Asia-Pacific and the Latin America region. The Company maintains strategic development centers in Israel, Cyprus and India. The Company also has regional development centers in Brazil, Canada, Mexico, the Philippines, the United Kingdom and the United States.

The unaudited consolidated financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP and are denominated in U.S. dollars.

In the opinion of the Company’s management, all adjustments considered necessary for a fair presentation of the unaudited interim consolidated financial statements have been included herein and are of a normal recurring nature. The preparation of financial statements during interim periods requires management to make numerous estimates and assumptions that impact the reported amounts of assets, liabilities, revenue and expenses. Estimates and assumptions are reviewed periodically and the effect of revisions is reflected in the results of operations for the interim periods in which changes are determined to be necessary.

The results of operations for the interim periods presented herein are not necessarily indicative of the results to be expected for the full fiscal year. These statements do not include all information and footnotes necessary for a complete presentation of financial position, results of operations and cash flows in conformity with GAAP. These statements should be read in conjunction with the Company’s consolidated financial statements for the fiscal year ended September 30, 2025, set forth in the Company’s Annual Report on Form 20-F filed on December 15, 2025 with the U.S. Securities and Exchange Commission, or the SEC. There have been no material changes to the Company’s significant accounting policies from its Annual Report on Form 20-F for the fiscal year ended September 30, 2025.

Reclassification

From time to time, certain immaterial amounts in prior year financial statements may be reclassified to conform to the current year presentation.

2.
Recent Accounting Standards

In December 2025, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2025-11, "Interim Reporting (Topic 270)", Narrow-Scope Improvements , which clarifies the guidance in Topic 270 to improve the consistency of interim financial reporting. The ASU provides a comprehensive list of required interim disclosures and introduces a disclosure principle requiring entities to disclose events since the end of the last annual reporting period that have a material impact on the entity. This ASU will be effective beginning with the Company's interim fiscal year 2029, on a retrospective or prospective basis, with early adoption permitted. The Company is currently evaluating the impact of the adoption on its consolidated financial statements.

In November 2025, the FASB issued ASU No. 2025-09, "Derivatives and Hedging (Topic 815), which amends certain aspects of the hedge accounting. This ASU will be effective beginning with the Company's interim fiscal year 2028, on a prospective basis, with early adoption permitted. The Company is currently evaluating the impact of the adoption on its consolidated financial statements.

In September 2025, the FASB issued ASU No. 2025-06, "Intangibles - Goodwill and Other - Internal-Use Software", which will update the requirements around the capitalization and disclosure of internal-use software. This ASU will be effective beginning with the Company's interim fiscal year 2029, with early adoption permitted and to be applied either prospectively, retroactively or a modified transition approach. The Company is currently evaluating the impact of the adoption on its consolidated financial statements.

In July 2025, the FASB issued ASU 2025-05, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets.” This ASU allows entities to apply a practical expedient when estimating expected credit losses for current accounts receivable and current contract assets. This ASU will be effective beginning with the Company's interim fiscal year 2027 with early adoption permitted, and should be applied prospectively. The Company does not expect that the adoption of this standard will have a significant impact on its consolidated financial statements.

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

In November 2024, the FASB issued ASU No. 2024-03, "Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures", to disclose in the notes of the financial statements additional information about specific expense categories. This ASU will be effective for the Company's annual report for fiscal year 2028 and for interim period reporting beginning in fiscal year 2029, with early adoption permitted and should be applied either prospectively or retroactively. The Company is currently evaluating the impact of the adoption on its consolidated financial statements.

In December 2023, the FASB issued ASU No. 2023-09, “Improvements to Income Tax Disclosures”, which requires disclosure of disaggregated income taxes paid, prescribes standard categories for the components of the effective tax rate reconciliation, and modifies other income tax-related disclosures. This ASU will be effective for the Company's annual report for fiscal year 2026 and allows adoption on a prospective basis, with a retrospective option. This ASU will only have an impact on the Company's income tax disclosures.

3.
Acquisitions

During the nine months ended June 30, 2026, the Company completed two business acquisitions for an aggregate net consideration of approximately $217,000 in cash. The majority of this amount was paid for the acquisition of Matrixx Software, a privately owned company specializing in Charging & Rating solutions for global communication service providers. These acquisitions, individually and in the aggregate, were not material in the results of the period presented. In allocating the total consideration based on the preliminary estimated fair values for Matrixx Software, the Company recorded $74,544 of goodwill, $80,009 of customer relationships to be amortized over approximately six years, $24,696 of core technology to be amortized over approximately seven years, and $1,276 of trademark to be amortized over approximately one year.

During the nine months ended June 30, 2025, the Company completed three business acquisitions for an aggregate net consideration of approximately $59,000 in cash, and a potential for additional consideration which may be paid later based on achievement of certain performance metrics. The majority of this amount was paid for the acquisition of Profinit, a data science and engineering company. These acquisitions, individually and in the aggregate, were not material in the period presented. In allocating the total consideration based on the preliminary estimated fair values for Profinit, the Company recorded $29,165 of goodwill, and $19,324 of customer relationships to be amortized over approximately five years.

4.
Revenue

Contract Balances

The following table provides information about accounts receivable, both billed and unbilled and deferred revenue:

	As of
	June 30, 2026	September 30, 2025
Accounts receivable - billed (net of allowance for credit losses of $42,355 and $26,169 as of June 30, 2026 and September 30, 2025, respectively)	$654,498	$589,781
Accounts receivable – unbilled (current)	355,147	345,970
Accounts receivable – unbilled (non-current)	153,597	104,200
Total Accounts receivable - unbilled	508,744	450,170
Deferred revenue (current)	(144,328)	(118,861)
Deferred revenue (non-current)	(9,159)	(9,889)
Total Deferred revenue	$(153,487)	$(128,750)

Revenue recognized during the three and nine months ended June 30, 2026, which was included in deferred revenue (current) as of September 30, 2025 was $11,846 and $106,343. Revenue recognized during the three and nine months ended June 30, 2025, which was included in deferred revenue (current) as of September 30, 2024 was $5,146 and $89,900, respectively.

As of June 30, 2026, the aggregate amount of the transaction price allocated to remaining performance obligations that are unsatisfied or partially unsatisfied was approximately $6.6 billion. Remaining performance obligations include the remaining non-cancelable, committed and fixed portion of these contracts for their entire duration and therefore it is not comparable to what the Company considers to be the next 12 months backlog. Given the profile of contract terms, the majority of this amount is expected to be recognized as revenue over the next two years. A portion of the Company’s revenue relates to projects recognized over time based on a percentage that incurred labor effort to date bears to total projected labor effort. These projects may be executed over periods longer than one year, in which the timing of recognition is subject to a certain level of uncertainty.

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

Disaggregation of Revenue

The Company considers information that is regularly reviewed by its chief operating decision maker in evaluating financial performance to disaggregate revenue.

The following tables provide details of revenue by nature of activities and by geography:

Revenue by nature of activities

	Three months ended June 30,		Nine months ended June 30,
	2026	2025	2026	2025
Managed services arrangements	$790,540	$771,487	$2,295,142	$2,247,450
Others	384,355	372,950	1,207,671	1,135,245
Total	$1,174,895	$1,144,437	$3,502,813	$3,382,695

Geographic Information

	Three months ended June 30,		Nine months ended June 30,
	2026	2025	2026	2025
North America (mainly United States)	$748,063	$745,449	$2,267,069	$2,221,180
Europe	193,514	189,398	567,075	525,306
Rest of the world	233,318	209,590	668,669	636,209
Total	$1,174,895	$1,144,437	$3,502,813	$3,382,695

5.
Fair Value Measurement

The Company accounts for certain assets and liabilities at fair value. Fair value is the price that would be received from selling an asset or that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

The hierarchy below lists three levels of fair value based on the extent to which inputs used in measuring fair value are observable in the market. The Company categorizes each of its fair value measurements in one of these three levels based on the lowest level input that is significant to the fair value measurement in its entirety.

The three levels of inputs that may be used to measure fair value are as follows:

Level 1: Quoted prices in active markets for identical assets or liabilities;

Level 2: Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets), or other inputs that are observable (model-derived valuations in which significant inputs are observable) or can be derived principally from, or corroborated by, observable market data; and

Level 3: Unobservable inputs that are supported by little or no market activity that is significant to the fair value of the assets or liabilities.

The following tables present the Company's assets and liabilities measured at fair value on a recurring basis as of June 30, 2026 and September 30, 2025:

	As of June 30, 2026
	Level 1	Level 2	Level 3	Total
Available-for-sale securities - money market funds	$24,551	$—	$—	$24,551
Equity Investments	—	—	31,436	31,436
Derivative financial instruments, net	—	10,345	—	10,345
Acquisition-related liabilities	—	—	(17,219)	(17,219)
Total	$24,551	$10,345	$14,217	$49,113

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

	As of September 30, 2025
	Level 1	Level 2	Level 3	Total
Available-for-sale securities - money market funds	$118,163	$—	$—	$118,163
Equity Investments	—	—	32,540	32,540
Derivative financial instruments, net	—	29,780	—	29,780
Acquisition-related liabilities	—	—	(49,649)	(49,649)
Total	$118,163	$29,780	$(17,109)	$130,834

The Company’s derivative instruments are classified as Level 2 as they represent foreign currency forward and option contracts valued primarily based on observable inputs including forward rates and yield curves. The Company did not have any transfers between Level 1 and Level 2 fair value measurements during the three and nine months ended June 30, 2026. Level 3 liabilities relate to certain acquisition-related liabilities, which were generally valued using a Monte-Carlo simulation model and based on estimates of potential pay-out scenarios, valued every quarter. These liabilities were included in accrued expenses and other current liabilities as of June 30, 2026 and September 30, 2025 and in other noncurrent liabilities as of September 30, 2025. The decrease in Level 3 liabilities was primarily attributable to payments of certain acquisition-related liabilities, changes in the fair value recorded in the consolidated statement of income during the three and nine months ended June 30, 2026, which were partially offset by new acquisition-related liabilities recorded against goodwill in connection with recent acquisition. The decrease in Level 3 assets is primarily due to sales of equity investments, partially offset by net positive changes in fair value recorded in the consolidated statement of income for the three and nine months ended June 30, 2026.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and other current liabilities, accrued personnel costs, short-term financing arrangements, approximate their fair value because of the relatively short maturity of these items, for the fair value of the Senior Notes, see Note 13.

6.
Available-For-Sale Securities

Available-for-sale securities consist of the following interest-bearing investments:

	As of June 30,2026
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Money market funds(1)	$24,551	$—	$—	$24,551

	As of September 30, 2025
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Money market funds (1)	$118,163	$—	$—	$118,163

(1)
As of June 30, 2026 and September 30, 2025, all the securities were classified as cash and cash equivalents.

The Company did not recognize any credit losses based on its assessment during the three and nine months ended June 30, 2026 and 2025. Realized gains and losses on short-term interest-bearing investments are included in earnings and are determined based on specific identification method.

As of June 30, 2026, the Company’s available-for-sale securities had the following maturity dates:

Market Value
Due within one year	$24,551

7.
Derivative Financial Instruments

The Company’s risk management strategy includes the use of derivative financial instruments to reduce the volatility of earnings and cash flows associated with changes in foreign currency exchange rates. The Company does not enter into derivative transactions for trading purposes.

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

The Company’s derivatives expose it to credit risks from possible non-performance by counterparties. The Company utilizes standard counterparty master netting agreements that net certain foreign currency transactions in the event of the insolvency of one of the parties to the transaction. These master netting arrangements permit the Company to net amounts due from the Company to a counterparty with amounts due to the Company from the same counterparty. Although all of the Company’s recognized derivative assets and liabilities are subject to enforceable master netting arrangements, the Company has elected to present these assets and liabilities on a gross basis. Taking into account the Company’s right to net certain gains with losses, the maximum amount of loss due to credit risk that the Company would incur if all counterparties to the derivative financial instruments failed completely to perform, according to the terms of the contracts, based on the gross fair value of the Company’s derivative contracts that are favorable to the Company, was approximately $20,613 as of June 30, 2026. The Company has limited its credit risk by entering into derivative transactions exclusively with investment-grade rated financial institutions and monitors the creditworthiness of these financial institutions on an ongoing basis.

The Company classifies cash flows from its derivative transactions as cash flows from operating activities in the consolidated statements of cash flows.

The table below presents the total volume or notional amounts of the Company’s derivative instruments as of June 30, 2026. Notional values are in U.S. dollars and are translated and calculated based on forward rates as of June 30, 2026 for forward contracts.

Notional Value*
Foreign exchange contracts	$1,360,376

* Gross notional amounts do not quantify risk or represent assets or liabilities of the Company but are used in the calculation of settlements under the contracts.

The Company records all derivative instruments on the consolidated balance sheets at fair value. For further information, please see Note 5 to the consolidated financial statements. The fair value of the open foreign exchange contracts recorded as an asset or a liability by the Company on its consolidated balance sheets as of June 30, 2026 and September 30, 2025, is as follows:

	As of
	June 30, 2026	September 30, 2025
Derivatives designated as hedging instruments
Prepaid expenses and other current assets	$14,728	$31,524
Accrued expenses and other current liabilities	(10,097)	(6,235)
Other noncurrent liabilities	(1,733)	—
	2,898	25,289
Derivatives not designated as hedging instruments
Prepaid expenses and other current assets	16,266	11,898
Accrued expenses and other current liabilities	(8,819)	(7,407)
	7,447	4,491
Net fair value	$10,345	$29,780

Cash Flow Hedges

In order to reduce the impact of changes in foreign currency exchange rates on its results, the Company enters into foreign currency exchange forward and option contracts to purchase and sell foreign currencies to hedge a significant portion of its foreign currency net exposure resulting from revenue and expense transactions denominated in currencies other than the U.S. dollar. The Company designates these contracts for accounting purposes as cash flow hedges. The Company hedges its exposure to the variability in future cash flows for a maximum period of approximately three years.

The effective portion of the gain or loss on the derivative instruments is initially recorded as a component of other comprehensive income (loss), net, a separate component of equity, and subsequently reclassified into earnings in the same line item as the related forecasted transaction and in the same period or periods during which the hedged exposure affects earnings. The cash flow hedges are evaluated for effectiveness quarterly. As the critical terms of the forward contract or option and the hedged transaction are matched at inception, the hedge effectiveness is assessed generally based on changes in the fair value for cash flow hedges, as compared to the changes in the fair value of the cash flows associated with the underlying hedged transactions. Hedge ineffectiveness, if any, is recognized immediately in interest and other expense, net.

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

The effect of the Company's cash flow hedging instruments in the consolidated statements of income for the three and nine months ended June 30, 2026 and 2025, respectively, which partially offsets the foreign currency impact from the underlying exposures, is summarized as follows:

	Gains (Losses) Reclassified from
	Accumulated Other Comprehensive Income (Loss) (Effective Portion)
	Three months ended June 30,		Nine months ended June 30,
	2026	2025	2026	2025
Line item in consolidated statements of income:
Revenue	409	$(331)	(615)	$(260)
Cost of revenue	5,950	3,287	16,020	2,236
Research and development	3,108	1,081	7,421	1,033
Selling, general and administrative	3,769	1,061	9,145	1,187
Total	$13,236	$5,098	$31,971	$4,196

The activity related to the changes in net unrealized gains on cash flow hedges recorded in accumulated other comprehensive income (loss), net of tax, is as follows:

	Nine months ended June 30,
	2026	2025

Net unrealized gains on cash flow hedges, net of tax, beginning of period	$24,262	$3,037
Changes in fair value of cash flow hedges, net of tax	7,883	34,024
Reclassification of net (gains) losses into earnings, net of tax	(29,077)	(3,776)
Net unrealized gains on cash flow hedges, net of tax, end of period	$3,068	$33,285

Net gains from cash flow hedges recognized in other comprehensive income (loss) were $9,548 and $36,739, or $7,883 and $34,024 net of taxes, during the nine months ended June 30, 2026 and 2025, respectively.

Of the net unrealized gains related to derivatives designated as cash flow hedges and recorded in accumulated other comprehensive income (loss) as of June 30, 2026, a net gain of $3,722 will be reclassified into earnings within the next 12 months and will partially offset the foreign currency impact from the underlying exposures. The amount ultimately realized in earnings will likely differ due to future changes in foreign exchange rates.

The ineffective portion of the change in fair value of a cash flow hedge, including the time value portion excluded from effectiveness testing for the three and nine months ended June 30, 2026 and 2025, was not material.

Other Risk Management Derivatives

The Company also enters into foreign currency exchange forward and option contracts that are not designated as hedging instruments under hedge accounting and are used to reduce the impact of foreign currency on certain balance sheet exposures and certain revenue and expense transactions.

These instruments are generally short-term in nature, with typical maturities of less than 12 months, and are subject to fluctuations in foreign exchange rates.

The effect of the Company's derivative instruments not designated as hedging instruments in the consolidated statements of income for the three and nine months ended June 30, 2026 and 2025, respectively, which partially offsets the foreign currency impact from the underlying exposure, is summarized as follows:

	Gains (Losses) Recognized in Income
	Three months ended June 30,		Nine months ended June 30,
	2026	2025	2026	2025
Line item in consolidated statements of income:
Cost of revenue	$3,553	$3,366	$3,854	$1,922
Research and development	943	1,025	1,504	833
Selling, general and administrative	1,107	1,103	1,655	745
Interest and other expense, net	3,092	(15,799)	1,836	(8,542)
Income taxes	(282)	(437)	1,364	(76)
Total	$8,413	$(10,742)	$10,213	$(5,118)

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

8.
Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following:

	As of
	June 30, 2026	September 30, 2025
Ongoing accrued expenses	$377,654	$332,321
Project-related provisions	29,665	26,143
Dividends payable	59,413	57,156
Taxes payable (1)	39,154	34,131
Derivative instruments	18,916	13,642
Other	126,959	159,355
Accrued expenses and other current liabilities	$651,761	$622,748

(1)
For further details, please see Note 10 to the consolidated financial statements.
9.
Restructuring charges

Further to the Company’s restructuring activities in recent years, the Company has undertaken certain additional restructuring actions to focus on operational excellence, automation and the internal deployment of generative AI based tools across its operations. Total restructuring expenses recognized in fiscal years 2024 and 2025 were $131,088 and $80,539, respectively. During the three and nine months ended June 30, 2026, the Company incurred restructuring charges of $106,424 and $128,130, respectively. The Company expects to pay the outstanding restructuring related liability during the coming several quarters and continues to evaluate further operational efficiencies.

The restructuring activities as of June 30, 2026 were as follows (*):

	Workforce	Premises and other	Total
Liability as of October 1, 2025	$70,274	$2,684	$72,958
Restructuring Charges	4,733	6,568	11,301
Payments	(44,030)	(38)	(44,068)
Non-Cash items	644	(4,390)	(3,746)
Liability as of December 31, 2025	$31,621	$4,824	$36,445
Restructuring Charges	7,934	2,471	10,405
Payments	(14,480)	(976)	(15,456)
Non-Cash items	8	(2,541)	(2,533)
Liability as of March 31, 2026	$25,083	$3,778	$28,861
Restructuring Charges	100,068	6,356	106,424
Payments	(19,241)	(690)	(19,931)
Non-Cash items	232	(3,414)	(3,182)
Liability as of June 30, 2026	$106,142	$6,030	$112,172

(*) The table above does not include amounts related to employees' benefit incurred in prior periods.

10.
Income Taxes

The provision for income taxes for the following periods consisted of:

	Three months ended June 30,		Nine months ended June 30,
	2026	2025	2026	2025
Current	$39,526	$27,361	$90,461	$90,907
Deferred	(12,263)	8,602	11,885	10,898
Income taxes	$27,263	$35,963	$102,346	$101,805

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

The Company's effective income tax rate varied from the statutory Guernsey tax rate as follows for the following periods:

	Three months ended June 30,		Nine months ended June 30,
	2026	2025	2026	2025
Statutory Guernsey tax rate	0%	0%	0%	0%
Foreign taxes (1)	30.1	18.9	22.1	17.8
Effective income tax rate	30.1%	18.9%	22.1%	17.8%

As a Guernsey company subject to a corporate tax rate of zero percent, the Company's overall effective tax rate is attributable to foreign taxes. The change in rate is primarily driven by discrete items in the respective period presented as outlined below.

(1)
Foreign taxes for the nine months ended June 30, 2026:

In the nine months ended June 30, 2026 , the Company recorded a tax benefit of $24,085 primarily related to release of gross unrecognized tax benefits due to a change in measurement of tax positions and expiration of the periods set forth in statutes of limitations in certain jurisdictions.

During the nine months ended June 30, 2026, the Company also recognized a tax benefit of $10,563 included in foreign taxes, primarily related to the amendment of certain tax returns.

(1)
Foreign taxes for the nine months ended June 30, 2025:

In the nine months ended June 30, 2025, the Company recorded a tax benefit of $16,797 related to the release of prior periods accrued withholding taxes on unremitted earnings accumulated in a certain jurisdiction. The release of the accrued withholding taxes followed the Company’s funding decisions relating to investment allocation decision.

Foreign taxes in the nine months ended June 30, 2025 also included a benefit of $16,940 relating primarily to release of gross unrecognized tax benefits due to expiration of the periods set forth in statutes of limitations in certain jurisdictions, and settlements of tax audits

As of June 30, 2026, deferred tax assets of $65,144, derived primarily from tax credits, net capital and operating loss carry forwards related to some of the Company's subsidiaries, were offset by valuation allowances due to the uncertainty of realizing tax benefit for such credits and losses.

The total amount of gross unrecognized tax benefits, was $176,892 as of June 30, 2026, all of which would affect the effective tax rate if realized. This amount includes an accrual of $43,143 in income taxes payable for interest and penalties relating to unrecognized tax benefits.

The Company is currently under tax audit in several jurisdictions for the tax years 2007 and onwards. Timing of the resolution of audits is highly uncertain and therefore, as of June 30, 2026, the Company cannot estimate the change in unrecognized tax benefits resulting from these audits within the next 12 months.

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

11.
Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

	Three months ended June 30,		Nine months ended June 30,
	2026	2025	2026	2025
Numerator:
Net income attributable to Amdocs Limited	$62,169	$154,001	$357,550	$468,377
Net income and dividends attributable to participating restricted stock	(1,167)	(2,904)	(6,931)	(8,765)
Numerator for basic earnings per common share	$61,002	$151,097	$350,619	$459,612
Undistributed income allocated to participating restricted stock	41	1,805	3,482	5,559
Undistributed income reallocated to participating restricted stock	(41)	(1,796)	(3,470)	(5,529)
Numerator for diluted earnings per common share	$61,002	$151,106	$350,631	$459,642
Denominator:
Weighted average number of shares outstanding - basic	105,453	110,614	106,845	111,776
Weighted average number of participating restricted stock	(1,980)	(2,087)	(2,071)	(2,092)
Weighted average number of common shares - basic	103,473	108,527	104,774	109,684
Effect of dilutive equity-based compensation awards	237	574	383	608
Weighted average number of common shares - diluted	103,710	109,101	105,157	110,292
Basic earnings per common share attributable to Amdocs Limited	$0.59	$1.39	$3.35	$4.19
Diluted earnings per common share attributable to Amdocs Limited	$0.59	$1.39	$3.33	$4.17

For the three and nine months ended June 30, 2026, 791 and 380 shares, respectively, on a weighted average basis, were attributable to antidilutive outstanding equity-based compensation awards. For the three and nine months ended June 30, 2025, 82 and 128, respectively, on a weighted average basis, were attributable to antidilutive outstanding stock options and restricted stock units. Shares attributable to antidilutive outstanding stock equity-based compensation awards were not included in the calculation of diluted earnings per share.

12.
Repurchase of Shares

From time to time, the Company’s Board of Directors can adopt share repurchase plans authorizing the repurchase of the Company’s outstanding ordinary shares. On May 7, 2025, the Company’s Board of Directors adopted a share repurchase plan for the repurchase of up to an additional $1.0 billion of the Company’s outstanding ordinary shares with no expiration date. The May 2025 plan permits the Company to purchase our ordinary shares in the open market or through privately negotiated transactions at times and prices that the Company considers appropriate. During the nine months ended June 30, 2026, the Company repurchased 6,164 ordinary shares at an average price of $69.28 per share (excluding broker and transaction fees). As of June 30, 2026, the Company had remaining authority to repurchase up to $559,415 of its outstanding ordinary shares under the May 2025 plan.

13.
Financing Arrangements

In December 2011, the Company entered into an unsecured $500,000 five-year revolving credit facility with a syndicate of banks (the “Revolving Credit Facility”). In December 2014, December 2017, March 2021 and July 2024, the Revolving Credit Facility was amended and restated to, among other things, extend the maturity date of the facility to December 2019, December 2022 March 2026 and July 2029, respectively. In March 2026 the Revolving Credit Facility was amended to increase the amount from $500,000 to an aggregate amount of $800,000. As of June 30, 2026, the Company was in compliance with the financial covenants and had $80,000 outstanding borrowing under the Revolving Credit Facility. In March 2026, the Company established a commercial paper program, supported by the Revolving Credit Facility under which it may issue unsecured commercial paper up to a total of $800,000 outstanding at any time, with maturities of up to 397 days from the date of issue. The net proceeds from the issuance of commercial paper are expected to be used for general corporate purposes. As of June 30, 2026, the Company had $200,000 outstanding borrowing amount under the commercial paper program. As a result, $520,000 remains available on the Revolving Credit Facility.

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

In June 2020, the Company issued an aggregate principal amount of $650,000 in Senior Notes that will mature in June 2030 and bear interest at a fixed rate of 2.538 percent per annum (the “Senior Notes”). The interest is payable semi-annually in June and December of each year, commencing in December 2020. The Company incurred issuance costs of $6,121 in relation with the Senior Notes, which are being amortized to interest expenses over the term of the Senior Notes using the effective interest rate. The Senior Notes are senior unsecured obligations of the Company and rank equally in right of payment with all existing and future senior indebtedness of the Company, including any indebtedness the Company may incur from time to time under the Revolving Credit Facility.

The total interest expense recognized in connection with the Senior Notes for the three and nine months ended June 30, 2026 were $4,276 and $12,808, respectively, and $4,272 and $12,796 for three and nine months ended June 30, 2025. The accrued interest on the Senior Notes is included in accrued expenses and other current liabilities and was $666 as of June 30, 2026. As of June 30, 2026, the noncurrent outstanding principal portion was $650,000.

The total estimated fair value of the Senior Notes as of June 30, 2026 was $586,255. The fair value was determined based on observable data, such as quoted prices for similar liabilities in active markets of Senior Notes as of June 30, 2026 and is deemed a Level 2 liability within the fair value measurement framework.

The Company has additional uncommitted lines of credit available for general corporate and other specific purposes. As of June 30, 2026, the Company did not have any outstanding borrowing under the uncommitted line of credit. As of June 30, 2026, the Company had outstanding letters of credit and bank guarantees from various banks totaling $88,948, which were supported by a combination of the uncommitted lines of credit that we maintain with various banks.

14.
Equity-based Compensation

Equity Incentive Plan

In January 1998, the Company adopted the 1998 Stock Option and Incentive Plan, or Equity Incentive Plan, which provides for the grant of restricted stock awards, restricted stock units and stock options and other equity-based awards to employees, officers, directors, and consultants. Since its adoption, the Equity Incentive Plan has been amended on several occasions to, among other things, increase the number of ordinary shares issuable under the Equity Incentive Plan. In February 2024, the maximum number of ordinary shares authorized to be granted under the Equity Incentive Plan was increased from 70,550 to 73,550. The amendment to the Equity Incentive Plan became effective upon the filing of a Form S-8 Registration Statement with the U.S. Securities and Exchange Commission in February 2024. Awards granted under the Equity Incentive Plan generally vest over a period of three to four years and are generally subject to service based conditions or a combination of service and performance-based conditions and stock options have a contractual term of primarily ten years. Also, in accordance with the Equity Incentive Plan, options were issued at or above the market price at the time of the grant.

During the nine months ended June 30, 2026, the Company granted 1,397 restricted stock and 308 restricted stock units. The weighted average fair values associated with these grants were $71.79 per restricted stock and $75.43 per restricted stock unit.

Employee Share Purchase Plan

On November 8, 2022, the Company’s Board of Directors adopted, subject to shareholder approval, the Amdocs Limited 2023 Employee Share Purchase Plan (the “ESPP”). The ESPP was subsequently approved by the Company’s shareholders at the annual general meeting of shareholders in January 2023. The approved number of shares that may be issued under the ESPP will not exceed in the aggregate 2,400 ordinary shares. Under its terms, the ESPP became effective upon the filing of a Form S-8 Registration Statement with the U.S. Securities and Exchange Commission. On February 13, 2023, the Company filed a registration statement on Form S-8 registering the offer and sale of 2,400 ordinary shares issuable under the ESPP. As of June 30, 2026, 1,617 ordinary shares have been issued since the commencement of the ESPP.

In November 2025, the Company’s Board of Directors approved, subject to approval by the Company’s shareholders, an amendment to the ESPP. The ESPP was subsequently approved by the Company’s shareholders at the annual general meeting of shareholders in January 2026. The amendment to the ESPP will increase the maximum number of the Company’s ordinary shares that may be issued under the ESPP by 2,200 ordinary shares. Under its terms, the amendment to the ESPP became effective upon the filing of a Form S-8 Registration Statement with the U.S. Securities and Exchange Commission. On February 17, 2026, the Company filed a registration statement on Form S-8 registering the offer and sale of 2,200 ordinary shares issuable under the ESPP.

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

Under the ESPP, eligible employees have the right to purchase ordinary shares at the end of each purchase period based on their accumulated payroll deductions during the purchase period of a specified percentage of eligible compensation up to 10% (subject to a limitation to accrue the right to purchase ordinary shares up to twenty-five thousand dollars in any calendar year). Each purchase period lasts six months in duration, with purchases occurring in December and June. The purchase price per ordinary share will equal the lesser of 85% of the fair market value of our ordinary shares at either the beginning of the purchase period or the end of the purchase period.

During the nine months ended June 30, 2026, the Company issued 589 ordinary shares to employees under the ESPP at a weighted average price of $57.48 per share.

Equity-based Compensation Expense

Equity-based payments to employees, including grants of employee stock options, restricted stock, restricted stock units and ESPP are recognized in the statements of income based on their fair values.

Employee equity-based compensation pre-tax expense for the three and nine months ended June 30, 2026 and 2025 was as follows:

	Three months ended June 30,		Nine months ended June 30,
	2026	2025	2026	2025
Cost of revenue	$10,005	$12,652	$32,770	$38,258
Research and development	1,796	2,449	5,723	7,003
Selling, general and administrative	9,802	10,860	45,199	32,873
Total	$21,603	$25,961	$83,692	$78,134

The Company recognizes compensation costs for its equity incentive grants using the graded vesting attribution method. As of June 30, 2026, there was $89,408 of unrecognized compensation expense related to unvested stock options, unvested restricted stock and unvested restricted stock units which is expected to be recognized over a weighted average period of approximately one to two years, based on the vesting periods of the grants.

As of June 30, 2026, there was $4,025 of unrecognized compensation expense related to the ESPP which is expected to be recognized over the remaining purchase period.

15.
Dividends

The Company’s Board of Directors declared the following dividends during the nine months ended June 30, 2026 and 2025:

Declaration Date	Dividends Per Ordinary Share	Record Date	Total Amount	Payment Date
May 13, 2026	$0.569	June 30, 2026	$59,413	July 31, 2026
February 3, 2026	$0.569	March 31, 2026	$60,429	April 24, 2026
November 11, 2025	$0.527	December 31, 2025	$56,693	January 30, 2026
May 7, 2025	$0.527	June 30, 2025	$57,969	July 25, 2025
February 4, 2025	$0.527	March 31, 2025	$58,615	April 25, 2025
November 12, 2024	$0.479	December 31, 2024	$53,729	January 31, 2025

The amounts payable as a result of the May 13, 2026 and May 7, 2025 declarations were included in accrued expenses and other current liabilities as of June 30, 2026 and 2025, respectively.

On August 5, 2026 the Company’s Board of Directors approved the next quarterly dividend payment and set September 30, 2026 as the record date for determining the shareholders entitled to receive the dividend, which is payable on October 30, 2026.

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

16.
Segment Information

The Company manages its operations as one operating segment, providing software products and services primarily for the communications and media industry service providers. The Company’s Chief Operating Decision Maker (“CODM”) is the Company’s Chief Executive Officer. The CODM evaluates the operating results of the Company on a consolidated net income basis. Refer to the consolidated statements of income. The financial information is used by the CODM for purposes of making operating decisions, allocating capital and resources, setting budgets, and assessing actual performance relative to these budgets and competitors’ information. The Company’s significant segment expenses, which are the expenses included in operating income, and other segment items, which include interest and other expense, net and income taxes, are included in the consolidated statements of income. Segment assets provided to the CODM include accounts receivable billed, current and non-current accounts receivable unbilled and current and non-current deferred revenue.

17.
Contingencies

Legal Proceedings

The Company is involved in various legal claims and proceedings arising in the normal course of its business. The Company accrues for a loss contingency when it determines that it is probable, after consultation with counsel, that a liability has been incurred and the amount of such loss can be reasonably estimated. At this time, the Company believes that the results of any such contingencies, either individually or in the aggregate, will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

Item 2. Operating and Financial Review and Prospects

Forward Looking Statements

This section contains forward-looking statements (within the meaning of the United States federal securities laws) that involve substantial risks and uncertainties. You can identify these forward-looking statements by words such as “expect,” “anticipate,” “believe,” “seek,” “estimate,” “project,” “forecast,” “continue,” “potential,” “should,” “would,” “could,” “intend” and “may,” and other words that convey uncertainty of future events or outcome. Statements that we make in this document that are not statements of historical fact also may be forward-looking statements. Forward-looking statements are not guarantees of future performance, and involve risks, uncertainties and assumptions that may cause our actual results to differ materially from the expectations that we describe in our forward-looking statements. There may be events in the future that we are not accurately able to predict, or over which we have no control. You should not place undue reliance on forward-looking statements. Although we may elect to update forward-looking statements in the future, we disclaim any obligation to do so, even if our assumptions and projections change, except where applicable law may otherwise require us to do so. Readers should not rely on those forward-looking statements as representing our views as of any date subsequent to the date of this report.

Important factors that may affect these projections or expectations include, but are not limited to: the effects of general macro-economic conditions, prevailing level of macro-economic, business and operational uncertainty, including as a result of geopolitical events or other regional events or pandemics, changes to trade policies including tariffs and trade restrictions, as well as the current inflationary environment, and the effects of these conditions on our customers’ businesses and levels of business activity, including the effect of the current economic uncertainty and industry pressure on the spending decisions of our customers. Our ability to grow in the business markets that we serve, our ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render our products and services obsolete, security incidents, including breaches and cyber attacks to our systems and networks and those of our partners or customers, potential loss of a major customer, our ability to develop long-term relationships with our customers, our ability to successfully and effectively implement artificial intelligence and Generative AI (GenAI) in our offerings and operations, and risks associated with operating businesses in the international market. For a discussion of these and other important factors and other risks, please read the information set forth under the caption “Risk Factors” in our Annual Report on Form 20-F for fiscal year 2025, filed on December 15, 2025 with the U.S. Securities and Exchange Commission.

Overview of Business and Trend Information

Amdocs is a leading provider of software and services for approximately 400 communications, entertainment and media industry and other service providers in developed countries and emerging markets. Our software and services, which we develop, implement and manage in a unique accountability model, are designed to meet the business imperatives of our customers, create value for society and make our increasingly connected world more empowering by unlocking our customers’ innovative potential and enabling them to transform their boldest ideas into reality and deliver outstanding customer experiences. Our offerings enable service providers to cost-effectively engage their customers, introduce new products and services, automate service and network operations, monetize connectivity and content, support new business models and generally enhance their understanding of their customers.

We believe the demand for our solutions is driven by our customers’ continued migration to the cloud, deployment of 5G standalone, fixed wireless access (FWA), B2B acceleration, and fiber networks and their transformation into digital service providers to provide connectivity services, content and applications (apps) on any device through digital and non-digital channels. Regardless of whether service providers are bringing their first offerings to market, scaling for growth, consolidating systems or transforming the way they do business, we believe that they seek to differentiate themselves by delivering a customer experience that is simple, personal, contextual and valuable at every point of engagement and across all channels.

Our offerings, grouped by technology capabilities such as commerce and care, monetization, service and network automation, are designed to meet the challenges facing our customers as they roll out 5G, FWA and fiber networks, migrate to the cloud, introduce GenAI solutions and transform into digital service providers within the framework of a hybrid IT environment, which requires them to rapidly introduce new cloud-native applications while still operating legacy systems. Our software is designed to enable modular expansion as a service provider evolves, and its microservices-based architecture enables the rapid deployment of complex applications as suites of independently deployable services that can be frequently upgraded via DevSecOps. Our comprehensive line of services is designed to address every stage of a service provider’s lifecycle. They include consulting, experience design, data, cloud, network services, to delivery, quality engineering (testing), operations, systems integration, and content services. Our managed services provide multi-year, flexible and tailored support, managing IT business processes and applications services. They include application development, modernization and maintenance, IT and infrastructure services, testing and professional services that are designed to assist customers in the selection, implementation, operation, management and maintenance of their IT systems.

We conduct our business globally, and as a result we are subject to the effects of global economic conditions and, in particular, market conditions in the communications and media industry. In the nine months ended June 30, 2026, customers in North America accounted for 64.7% of our revenue, while customers in Europe and the rest of the world accounted for 16.2% and 19.1%, respectively. We maintain and support development facilities in Brazil, Canada, Cyprus, India, Ireland, Israel, Mexico, the Philippines, the UK and the United States.

We derive our revenue principally from:

•
the initial sales of licenses to use our products and related services, including modification, implementation, integration and customization services,
•
providing managed services in our domain expertise and other related services, and
•
recurring revenue from ongoing support, maintenance and enhancements provided to our customers, and from incremental license fees resulting from increases in a customer’s business volume.

Our results of operations are affected by general economic conditions, including macro-economic conditions, and the level of economic activity in the industries and markets that we serve. In addition, the prevailing level of macro-economic, business, and operational uncertainty, as well as the current inflationary environment and foreign exchange rates fluctuation, may continue to present challenges in future periods and may affect the spending decisions of our customers. Although we try to mitigate the foreign currency exchange rates impact on our results through our hedging policy, we cannot assure that we will be able to effectively limit all of our exposure.

Revenue Recognition, we recognize revenue under the five-step methodology required under ASC 606, which requires us to identify the contract with the customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to the performance obligations identified, and recognize revenue when (or as) each performance obligation is satisfied.

As a significant portion of our revenue is satisfied over time as work progresses, the annual and quarterly operating results may be affected by the size and timing of the initiation of customer projects as well as our progress in completing such projects.

For our primary revenue categories, related performance obligations, and associated recognition patterns please see Note 4 to our consolidated financial statements.

Revenue generated in connection with managed services arrangements is a significant part of our business, generating substantial, long-term recurring revenue streams and cash flow. Managed services arrangements include management of data center operations and IT and cloud infrastructure, application management and ongoing support, management of end-to-end business processes, and managed transformation that includes both a transformation project as well as taking over managed services responsibility. Revenue from managed services arrangements accounted for approximately $790.5 million and 771.5 million in the three months ended June 30, 2026 and 2025, respectively, and 2.30 billion and 2.25 billion in the nine months ended June 30, 2026 and 2025. This is supported by historical renewal rate of close to 100% for our managed services arrangements. Managed services engagements can be less profitable in their early stages; however, margins tend to improve over time, and this improvement is seen more rapidly in the initial period of an engagement, as we derive benefit from the operational efficiencies and from changes in the geographical mix of our resources.

Twelve-month backlog was $4.26 billion as of June 30, 2026, up approximately 2.7% as compared to June 30, 2025. Twelve-month backlog includes anticipated revenue related to contracts, estimated revenue from managed services contracts, letters of intent, maintenance and estimated on-going support activities.

Recent Accounting Standards

Please see Note 2 to our consolidated financial statements.

Results of Operations

The following table sets forth our results of operations for the three and nine months ended June 30, 2026 and 2025. Certain items in our consolidated statements of income are reflected as a percentage of revenue (figures may not sum because of rounding):

	Three months ended June 30,		Nine months ended June 30,
	2026	2025	2026	2025

Revenue	100%	100%	100%	100%
Operating expenses:
Cost of revenue	60.2	62.1	61.4	61.8
Research and development	7.4	7.6	7.3	7.5
Selling, general and administrative	12.7	11.1	11.9	11.4
Amortization of purchased intangible assets and other	1.8	1.4	1.6	1.4
Restructuring charges	9.1	—	3.7	0.2
	91.1	82.3	85.9	82.3
Operating income	8.9	17.7	14.1	17.7
Interest and other expense, net	(1.2)	(1.0)	(0.9)	(0.8)
Income before income taxes	7.7	16.7	13.2	16.9
Income taxes	2.3	3.1	2.9	3.0
Net income	5.4%	13.5%	10.3%	13.9%
Net income attributable to noncontrolling interests	0.09	0.07	0.08	0.07
Net income attributable to Amdocs Limited	5.3%	13.5%	10.2%	13.8%

Nine Months Ended June 30, 2026 and 2025

The following is a tabular presentation of our results of operations for the nine months ended June 30, 2026 compared to the nine months ended June 30, 2025. Following the table is a discussion and analysis of our business and results of operations for such periods.

	Nine months ended June 30,		Increase (Decrease)
	2026	2025	Amount	%
	(in thousands)
Revenue (*)	$3,502,813	$3,382,695	$120,118	3.6%
Operating expenses:
Cost of revenue	2,152,196	2,091,455	60,741	2.9
Research and development	255,346	252,980	2,366	0.9
Selling, general and administrative	416,650	384,301	32,349	8.4
Amortization of purchased intangible assets and other	56,416	48,137	8,279	17.2
Restructuring charges	128,130	6,783	121,347	1,789.0
	3,008,738	2,783,656	225,082	8.1
Operating income	494,075	599,039	(104,964)	(17.5)
Interest and other expense, net	(31,310)	(26,579)	4,731	17.8
Income before income taxes	462,765	572,460	(109,695)	(19.2)
Income taxes	102,346	101,805	541	0.5
Net income	$360,419	$470,655	$(110,236)	(23.4)%
Net income attributable to noncontrolling interests	2,869	2,278	591	25.9%
Net income attributable to Amdocs Limited	$357,550	$468,377	$(110,827)	(23.7)%

(*) Geographic Information:
	Nine months ended June 30,		Increase (Decrease)
	2026	2025	Amount	%
	(In thousands)
North America (mainly United States)	$2,267,069	$2,221,180	$45,889	2.1%
Europe	567,075	525,306	41,769	8.0
Rest of the world	668,669	636,209	32,460	5.1
Total	$3,502,813	$3,382,695	$120,118	3.6%

Revenue. Revenue increased by $120.1 million, or 3.6%, to $3,502.8 million in the nine months ended June 30, 2026, from $3,382.7 million in the nine months ended June 30, 2025, including approximately 1.0% positive foreign exchange fluctuations impact. The increase in revenue for the nine months ended June 30, 2026, was attributable to increased activity across all regions and was positively affected by activities related to recent completed acquisitions.

In the nine months ended June 30, 2026, revenue from customers in North America, Europe and the rest of the world accounted for 64.7%, 16.2% and 19.1%, respectively, of total revenue, compared to 65.7%, 15.5% and 18.8%, respectively, in the nine months ended June 30, 2025.

Revenue from customers in North America increased in absolute amounts during the nine months ended June 30, 2026 compared to the nine months ended June 30, 2025, while total revenue increased at a higher rate, which resulted in a decrease of revenue from customers in North America as a percentage of total revenue in the nine months ended June 30, 2026. The increase in revenue from customers in North America in absolute amount was primarily attributable to increased activities from some of our key customers in North America.

Revenue from customers in Europe increased during the nine months ended June 30, 2026, as we expand managed services and project activities in this region, as well as contribution from the previously completed acquisitions. The increase in revenue in Europe was also positively affected by foreign exchange fluctuations.

Revenue from customers in the rest of the world increased during the nine months ended June 30, 2026, primarily as a result of contribution from the previously completed acquisitions, as well as new activities that continued to ramp up with various customers in Asia Pacific region.

Cost of Revenue. Cost of revenue consists primarily of costs associated with providing services to customers, including compensation expense and costs of third-party products, as well as fee and royalty payments to software suppliers. Cost of revenue increased by $60.7 million, or 2.9%, to $2,152.2 million in the nine months ended June 30, 2026, from $2,091.5 million in the nine months ended June 30, 2025. Cost of revenue as a percentage of revenue slightly decreased to 61.4% in the nine months ended June 30, 2026, from 61.8% in the nine months ended June 30, 2025. Our cost of revenue in the nine months ended June 30, 2026 was negatively impacted by foreign exchange fluctuations. Cost of revenue as a percentage of revenue may fluctuate based on the different stages within customers' projects and engagements as we derive benefit from meeting key delivery milestones and implementing operational efficiencies and AI and GenAI capabilities.

Research and Development. Research and development expense is primarily comprised of compensation expense. Research and development expense slightly increased by $2.4 million, or 0.9%, to $255.3 million in the nine months ended June 30, 2026, from $253.0 million in the nine months ended June 30, 2025. Research and development expense slightly decreased as a percentage of total revenue from 7.5% in the nine months ended June 30, 2025, to 7.3% in the nine months ended June 30, 2026, as total revenue increased at a higher rate than research and development expense, and includes contribution of recent completed acquisitions. We continue to invest in AI and GenAI capabilities, and in our cloud offerings, network related innovation, and further developing our digital offerings. Our research and development efforts are a key element of our strategy and are essential to our success, and we intend to maintain our commitment to research and development. However, increase or decrease in our revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin.

Selling, General and Administrative. Selling, general and administrative expense, which is primarily comprised of compensation expense, increased by $32.3 million, or 8.4%, to $416.7 million in the nine months ended June 30, 2026, from $384.3 million in the nine months ended June 30, 2025. Selling, general and administrative expense increased as a percentage of total revenue was from 11.4% in the nine months ended June 30, 2025, to 11.9% in the nine months ended June 30, 2026. Selling, general and administrative expense may fluctuate from time to time, depending upon such factors as changes in our workforce and sales efforts and the results of any operational efficiency programs that we may undertake. The increase in absolute amount was primarily attributable to an increase in equity based compensation expense, changes of certain acquisition-related liabilities measured at fair value and contribution of recent completed acquisitions.

Amortization of Purchased Intangible Assets and Other. Amortization of purchased intangible assets and other in the nine months ended June 30, 2026, increased by $8.3 million, or 17.2% to $56.4 million from $48.1 million in the nine months ended June 30, 2025. The increase in amortization of purchased intangible assets and other was primarily attributable to an increase in amortization of intangible assets due to recent completed acquisitions, partially offset by a decrease in amortization of previously purchased intangible assets.

Restructuring Charges. Restructuring charges for the nine months ended June 30, 2026, were $128.1 million, and were $6.8 million in the nine months ended June 30, 2025. Further to our restructuring activities in prior fiscal years, we have undertaken certain additional restructuring actions to focus on operational excellence, automation and the internal deployment of GenAI based tools across our operations. We continue to evaluate further operational efficiencies. For the restructuring charges for the comparable period and for more details, please see Note 9 to our consolidated financial statements.

Operating Income. Operating income decreased by $105.0 million, or 17.5%, in the nine months ended June 30, 2026, to $494.1 million, from $599.0 million, in the nine months ended June 30, 2025. Operating income decreased as a percentage of revenue from 17.7% in the nine months ended June 30, 2025, to 14.1% in the nine months ended June 30, 2026. The decrease in operating income as a percentage of revenue was primarily attributable to higher level of restructuring charges recognized in the nine months ended June 30, 2026, compared to the nine months ended June 30, 2025. The foreign exchange impacts on our operating income were immaterial.

Interest and Other Expense, Net. Interest and other expense, net, increased from a net expense of $26.6 million in the nine months ended June 30, 2025, to a net expense of $31.3 million in the nine months ended June 30, 2026. The increase in interest and other expense, net, was primarily attributable to an increase in interest expenses net of interest income, as a result of lower level of cash balances and higher short-term borrowing, partially offset by net gains related to equity investments.

Income Tax expense. Income tax expense for the nine months ended June 30, 2026 were $102.3, million, on pre-tax income of $462.8 million, resulting in an effective tax rate of 22.1%, compared to 17.8% in the nine months ended June 30, 2025. Please see also Note 10 to our consolidated financial statements. Our effective tax rate may fluctuate between periods as a result of discrete items that may affect a particular period.

Net income attributable to Amdocs Limited. Net income decreased by $110.8 million, or 23.7%, to $357.6 million in the nine months ended June 30, 2026, from $468.4 million in the nine months ended June 30, 2025. The decrease in net income is primarily attributable a decrease in operating income.

Diluted Earnings Per Share. Diluted earnings per share decreased by $0.84, or 20.1%, to $3.33 in the nine months ended June 30, 2026, from $4.17 in the nine months ended June 30, 2025. The decrease in diluted earnings per share was primarily attributable to decrease in net income, and specifically, to the higher level of restructuring charges in the nine months ended June 30, 2026, partially offset by a decrease in the diluted weighted average number of shares outstanding which resulted from share repurchases. Excluding the impact of the restructuring charges of $1.07, diluted earnings per share would have been $4.40 in the nine months ended June 30, 2026. Please see also Note 11 to our consolidated financial statements.

Three Months Ended June 30, 2026 and 2025

The following is a tabular presentation of our results of operations for the three months ended June 30, 2026 compared to the three months ended June 30, 2025. Following the table is a discussion and analysis of our business and results of operations for such periods.

	Three months ended June 30,		Increase (Decrease)
	2026	2025	Amount	%
	(in thousands)
Revenue (*)	$1,174,895	$1,144,437	$30,458	2.7%
Operating expenses:
Cost of revenue	707,740	711,147	(3,407)	(0.5)
Research and development	86,367	86,851	(484)	(0.6)
Selling, general and administrative	149,252	127,589	21,663	17.0
Amortization of purchased intangible assets and other	20,574	16,380	4,194	25.6
Restructuring charges	106,424	—	106,424	100.0
	1,070,357	941,967	128,390	13.6
Operating income	104,538	202,470	(97,932)	(48.4)
Interest and other expense, net	(14,082)	(11,705)	2,377	20.3
Income before income taxes	90,456	190,765	(100,309)	(52.6)
Income taxes	27,263	35,963	(8,700)	(24.2)
Net income	$63,193	$154,802	$(91,609)	(59.2)%
Net income attributable to noncontrolling interests	1,024	801	223	27.8%
Net income attributable to Amdocs Limited	$62,169	$154,001	$(91,832)	(59.6)%

(*) Geographic Information:
	Three months ended June 30,		Increase (Decrease)
	2026	2025	Amount	%
	(In thousands)
North America (mainly United States)	$748,063	$745,449	$2,614	0.4%
Europe	193,514	189,398	4,116	2.2
Rest of the world	233,318	209,590	23,728	11.3
Total	$1,174,895	$1,144,437	$30,458	2.7%

Revenue. Revenue increased by $30.5 million, or 2.7%, to $1,174.9 million in the three months ended June 30, 2026, from $1,144.4 million in the three months ended June 30, 2025 including approximately 0.5% positive foreign exchange fluctuations impact . The increase in revenue for the three months ended June 30, 2026, was attributable to increased activity across all regions, and was positively affected by activities related to recent completed acquisitions.

In the three months ended June 30, 2026, revenue from customers in North America, Europe and the rest of the world accounted for 63.7%, 16.4% and 19.9%, respectively, of total revenue, compared to 65.1%, 16.6% and 18.3%, respectively, in the three months ended June 30, 2025.

Revenue from customers in North America remained relatively stable in absolute amounts during the three months ended June 30, 2026, while total revenue increased, which resulted in a decrease of revenue from customers in North America as a percentage of total revenue in the three months ended June 30, 2026.

Revenue from customers in Europe increased during the three months ended June 30, 2026, is primarily attributable to new acquisitions activities mentioned above, as well as positive foreign exchange fluctuation.

Revenue from customers in the rest of the world increased during the three months ended June 30, 2026, primarily as a result of new activities that continued to ramp up with various customers in Asia Pacific region as well as contribution from the previously completed acquisitions.

Cost of Revenue. Cost of revenue consists primarily of costs associated with providing services to customers, including compensation expense and costs of third-party products, as well as fee and royalty payments to software suppliers. Cost of revenue decreased by $3.4 million, or 0.5%, to $707.7 million in the three months ended June 30, 2026, from $711.1 million in the three months ended June 30, 2025. Cost of revenue as a percentage of revenue decreased to 60.2% in the three months ended June 30, 2026, from 62.1% in the three months ended June 30, 2025 which is primarily attributable to the continued focus on operational excellence and efficiency improvements. Cost of revenue as a percentage of revenue may fluctuate based on the different stages within customers' projects and engagements as we derive benefit from meeting key delivery milestones and implementing operational efficiencies and AI and GenAI capabilities.

Research and Development. Research and development expense is primarily comprised of compensation expense. Research and development expense decreased by $0.5 million, or 0.6%, to $86.4 million in the three months ended June 30, 2026, from $86.9 million in the three months ended June 30, 2025. Research and development expense slightly decreased as a percentage of total revenue from 7.6% in the three months ended June 30, 2025, to 7.4 % in the three months ended June 30, 2026, as total revenue increased at a higher rate than research and development expense, and includes contribution of recent completed acquisitions. We continue to invest in AI and GenAI capabilities, and in our cloud offerings, network related innovation, and further developing our digital offerings. Our research and development efforts are a key element of our strategy and are essential to our success, and we intend to maintain our commitment to research and development. However, increase or decrease in our revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin.

Selling, General and Administrative. Selling, general and administrative expense, which is primarily comprised of compensation expense, increased in absolute amounts by $21.7 million, or 17.0%, to $149.3 million in the three months ended June 30, 2026, from $127.6 million in the three months ended June 30, 2025. Selling, general and administrative expense increased as a percentage of revenue from 11.1% in the three months ended June 30, 2025, to 12.7% in the three months ended June 30, 2026. The increase in was primarily attributable to an increase in account receivable allowances and to a lesser extent to contribution from the previously completed acquisitions. Selling, general and administrative expense may fluctuate from time to time, depending upon such factors as changes in our workforce and sales efforts and the results of any operational efficiency programs that we may undertake.

Amortization of Purchased Intangible Assets and Other. Amortization of purchased intangible assets and other in the three months ended June 30, 2026, increased by $4.2 million, or 25.6% to $20.6 million from $16.4 million in the three months ended June 30, 2025. The increase in amortization of purchased intangible assets and other was primarily attributable to an increase in amortization of intangible assets due to recent completed acquisitions, partially offset by a decrease in amortization of previously purchased intangible assets.

Restructuring Charges. Restructuring charges for the three months ended June 30, 2026, were $106.4, while there were no such restructuring charges in the three months ended June 30, 2025. Further to our restructuring activities in prior fiscal years, we have undertaken certain additional restructuring actions to focus on operational excellence, automation and the internal deployment of GenAI based tools across our operations. We continue to evaluate further operational efficiencies. For the restructuring charges for the comparable period and for more details, please see Note 9 to our consolidated financial statements.

Operating Income. Operating income decreased by $97.9 million, or 48.4%, in the three months ended June 30, 2026, to $104.5 million, or 8.9% of revenue, from $202.5 million, or 17.7% of revenue, in the three months ended June 30, 2025. The decrease in operating income was primarily attributable to increase in (i) restructuring charges recorded in the three months ended June 30, 2026, while there were no such charges in the three months ended June 30, 2025, and (ii) selling, general and administrative expense, partially offset by decrease in cost of revenue. The foreign exchange impacts on our operating income were immaterial.

Interest and Other Expense, Net. Interest and other expense, net, increased from a net expense of $11.7 million in the three months ended June 30, 2025 to a net expense of $14.1 million in the three months ended June 30, 2026. The increase in interest and other expense, net, was primarily attributable to an increase in interest expenses net of interest income, as a result of lower level of cash balances and higher short-term borrowing, as well as an increase in foreign exchange fluctuation charges, partially offset by net gains related to equity investments.

Income Tax expense. Income tax expense for the three months ended June 30, 2026 were $27.3 million on pre-tax income of $90.5 million, resulting in an effective tax rate of 30.1%, compared to effective tax rate of 18.9% in the three months ended June 30, 2025. Our effective tax rate may fluctuate between periods as a result of discrete items that may affect a particular period, please see Note 10 to our consolidated financial statements.

Net income attributable to Amdocs Limited. Net income decreased by $91.8 million, or 59.6%, to $62.2 million in the three months ended June 30, 2026, from $154.0 million in the three months ended June 30, 2025. The decrease in net income is primarily attributable to a decrease in operating income, partially offset by decrease in income tax expense, in the three months ended June 30, 2026 compared to the three months ended June 30, 2025.

Diluted Earnings Per Share. Diluted earnings per share decreased by $0.8, or 57.6%, to $0.59 in the three months ended June 30, 2026, from $1.39 in the three months ended June 30, 2025. The decrease in diluted earnings per share was primarily attributable to a decrease in net income in the three months ended June 30, 2026, partially offset by a decrease in the diluted weighted average number of shares outstanding which resulted from share repurchases. Excluding the impact of the restructuring charges of $0.91, diluted earnings per share would have been $1.50 in the three months ended June 30, 2026. Please see also Note 11 to our consolidated financial statements.

Liquidity and Capital Resources

Cash and Cash Equivalents. Cash, cash equivalents, totaled $206.5 million as of June 30, 2026, compared to $325.0 million as of September 30, 2025. The decrease was mainly attributable to $427.1 million repurchase of our ordinary shares pursuant to our repurchase program, $217.6 million payments for business acquisitions, $174.3 million of cash dividend payment, $37.3 million deferred payments of business acquisitions and $78.8 million for capital expenditures, net, partially offset by $519.0 million positive cash flow from operating activities, $280 million borrowing under short-term financing arrangements, $13.8 million net proceeds from equity investments and other and $6.8 million of proceeds from stock options. Net cash provided by operating activities amounted to $519.0 million and $519.3 million in the nine months ended June 30, 2026 and 2025, respectively.

Our free cash flow for the nine months ended June 30, 2026 was $440.2 million and is calculated as net cash provided by operating activities of $519.0 million for the period less $78.8 million for capital expenditures, net, and is after restructuring payments of approximately $87 million.

Free cash flow is a non-GAAP financial measure and is not prepared in accordance with, and is not an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures with similar names used by other companies. Non-GAAP measures such as free cash flow should only be reviewed in conjunction with the corresponding GAAP measures. We believe that free cash flow, when used in conjunction with the corresponding GAAP measure, provides useful information to investors and management relating to the amount of cash generated by the Company’s business operations.

We believe that our current cash balances, cash generated from operations, our current lines of credit, commercial paper, loans, Senior Notes and our ability to access capital markets serve as sources of liquidity if needed and will provide sufficient resources to meet our operational needs, loan and debt repayment needs, fund share repurchases and the payment of cash dividends for at least the next twelve months.

We have short-term interest-bearing investments comprised of marketable securities and bank deposits. We classify all of our marketable securities as available-for-sale securities. Such marketable securities consist primarily of money market funds, which are stated at market value and are classified as cash and cash equivalents.

We believe we have conservative investment policy guidelines. Our interest-bearing investments are stated at fair value with the unrealized gains or losses, if applicable, reported as a separate component of accumulated other comprehensive income (loss), net of tax, unless a security is impaired due to a credit loss, in which case the loss is recorded in the consolidated statements of income. Our interest-bearing investments are priced by pricing vendors and are classified as Level 1, since these vendors either provide a quoted market price in an active market or use other observable inputs to price these securities. During the nine months ended June 30, 2026 and 2025, we did not recognize any credit losses. Please see Notes 5 and 6 to the consolidated financial statements.

Revolving Credit Facility, Commercial Paper, Loans, Senior Notes, Letters of Credit, Guarantees and Contractual Obligations. In December 2011, the Company entered into an unsecured $500.0 million five-year revolving credit facility with a syndicate of banks (the “Revolving Credit Facility”). In December 2014, December 2017, March 2021 and July 2024, the Revolving Credit Facility was amended and restated to, among other things, extend the maturity date of the facility to December 2019, December 2022 March 2026 and July 2029, respectively. In March 2026 the Revolving Credit Facility was amended to increase the amount from $500.0 million to an aggregate amount of $800.0 million. As of June 30, 2026, the Company was in compliance with the financial covenants and had $80.0 million outstanding borrowing under the Revolving Credit Facility. In March 2026, the Company established a commercial paper program, supported by the Revolving Credit Facility under which it may issue unsecured commercial paper up to a total of $800.0 million outstanding at any time, with maturities of up to 397 days from the date of issue. The net proceeds from the issuance of commercial paper are expected to be used for general corporate purposes. As of June 30, 2026, the Company had $200.0 million outstanding borrowing amount under the commercial paper program. As a result, $520.0 million remains available on the Revolving Credit Facility.

In June 2020, we issued an aggregate principal amount of $650.0 million in Senior Notes that will mature in June 2030 and bear interest at a fixed rate of 2.538 percent per annum (the “Senior Notes”). The interest is payable semi-annually in June and December of each year, commencing in December 2020. We incurred issuance costs of $6.1 million in relation to the Senior Notes, which are being amortized to interest expenses over the term of the Senior Notes using the effective interest rate. The Senior Notes are senior unsecured obligations and rank equally in right of payment with all of our existing and future senior indebtedness, including any indebtedness we may incur from time to time under the Revolving Credit Facility. As of June 30, 2026, the noncurrent outstanding principal portion was $650.0 million. Please see Note 13 to our consolidated financial statements.

The Company has additional uncommitted lines of credit available for general corporate and other specific purposes. As of June 30, 2026, the Company did not have any outstanding borrowing under the uncommitted line of credit. As of June 30, 2026, we had outstanding letters of credit and bank guarantees from various banks totaling $88.9 million as of June 30, 2026, which were supported by a combination of the uncommitted lines of credit that we maintain with various banks.

We have contractual obligations for Long-term debt and accrued interests, operating leases, purchase obligations, pension funding and unrecognized tax benefits, summarized in the disclosure of contractual obligations set forth in our Annual Report on Form 20-F for the fiscal year ended September 30, 2025, filed on December 15, 2025 with the SEC. During the three months ended December 31, 2025, we renewed our framework agreement with a strategic cloud provider, encompassing a commitment by us for service usage (including cloud consumption) totaling $570.0 million for five years.

Acquisitions. During the nine months ended June 30, 2026, we completed two business acquisitions for an aggregate net consideration of approximately $217 million The majority of this amount was paid to the acquisition of Matrixx Software, a privately owned company specializing in Charging & Rating solutions for global communication service providers, please see Note 3 to our consolidated financial statements.

Capital Expenditures. Generally, the majority of our capital expenditures consist of purchases of computer, related equipment and software, and the remainder is attributable mainly to building and leasehold improvements. Our capital expenditures were approximately $78.8 million in the nine months ended June 30, 2026 and were mainly attributable to investments in our operating facilities and our development centers around the world.

Share Repurchases. From time to time, our Board of Directors can adopt share repurchase plans authorizing the repurchase of our outstanding ordinary shares. On May 7, 2025, our Board of Directors adopted a share repurchase plan for the repurchase of up to an additional $1.0 billion of our outstanding ordinary shares with no expiration date. The May 2025 plan permits us to purchase our ordinary shares in the open market or through privately negotiated transactions at times and prices that we consider appropriate. In the nine months ended June 30, 2026 we repurchased 6.2 million ordinary shares at an average price of $69.28 per share (excluding broker and transaction fees). As of June 30, 2026, we had remaining authority to repurchase up to $559.4 million of our outstanding ordinary shares under the May 2025 plan.

Cash Dividends. Our Board of Directors declared the following dividends during the nine months ended June 30, 2026 and 2025:

Declaration Date	Dividends Per Ordinary Share	Record Date	Total Amount in millions	Payment Date
May 13, 2026	$0.569	June 30, 2026	$59.4	July 31, 2026
February 3, 2026	$0.569	March 31, 2026	$60.4	April 24, 2026
November 11, 2025	$0.527	December 31, 2025	$56.7	January 30, 2026
May 7, 2025	$0.527	June 30, 2025	$58.0	July 25, 2025
February 4, 2025	$0.527	March 31, 2025	$58.6	April 25, 2025
November 12, 2024	$0.479	December 31, 2024	$53.7	January 31, 2025

On August 5, 2026 our Board of Directors approved the next quarterly dividend payment and set September 30, 2026 as the record date for determining the shareholders entitled to receive the dividend, which is payable on October 30, 2026.

Our Board of Directors considers on a quarterly basis whether to declare and pay, if any, a dividend in accordance with the terms of the dividend program, subject to applicable Guernsey law and based on several factors including our financial performance, outlook and liquidity. Guernsey law requires that our Board of Directors considers a dividend’s effects on our solvency before it may be declared or paid. While the Board of Directors will have the authority to reduce the quarterly dividend or discontinue the dividend program should it determine that doing so is in the best interests of our shareholders or is necessary pursuant to Guernsey law, any increase to the per share amount or frequency of the dividend would require shareholder approval.

Currency Fluctuations

We manage our foreign subsidiaries as integral direct components of our operations. The operations of our foreign subsidiaries provide the same type of services with the same type of expenditure throughout the Amdocs group. The U.S. dollar is our functional currency according to the salient economic factors as indicated in the authoritative guidance for foreign currency matters. We periodically assess the applicability of the U.S. dollar as our functional currency by reviewing the salient indicators.

During the nine months ended June 30, 2026 and 2025, approximately 70% to 80% of our revenue and approximately 50% to 60% of our operating expenses were in U.S. dollars or linked to the U.S. dollar. If more customers seek contracts in currencies other than the U.S. dollar and as our operational activities outside of the United States may increase, the percentage of our revenue and operating expenses in U.S. dollar or linked to the U.S. dollar may decrease over time, which may increase our exposure to fluctuations in currency exchange rates. In managing our foreign exchange risk, we enter from time to time into various foreign exchange hedging contracts. We do not hedge all of our exposure in currencies other than the U.S. dollar, but rather our policy is to hedge significant net exposures in the major foreign currencies in which we operate, when cost-effective.

PART II OTHER INFORMATION

Item 1. Changes in Securities, Use of Proceeds and Issuer Purchases of Equity Securities.

Ordinary Shares

The following table provides information about purchases by us and our affiliated purchasers during the three months ended June 30, 2026 of equity securities that are registered by us pursuant to Section 12 of the Exchange Act:

Period	Total Number of Shares Purchased	Average Price Paid per Share(1)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs(2)
04/01/26-04/30/26	460,128	$65.20	460,128	$671,942,850
05/01/26-05/31/26	882,717	$62.29	882,717	$616,954,641
06/01/26-06/30/26	1,067,010	$53.93	1,067,010	$559,414,606
Total	2,409,855	$59.14	2,409,855	$559,414,606

(1)
Excludes broker and transaction fees.
(2)
On May 7, 2025, our Board of Directors adopted a share repurchase plan for the repurchase of up to an additional $1.0 billion of our outstanding ordinary shares with no expiration date. The May 2025 plan permits us to purchase our ordinary shares in the open market or through privately negotiated transactions at times and prices that we consider appropriate.

Item 2. Reports on Form 6-K

The Company furnished or filed the following reports on Form 6-K during the three months ended June 30, 2026:

(1)
Form 6-K dated May 26, 2026
(2)
Form 6-K dated May 14, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMDOCS LIMITED

/s/ Matthew E. Smith
Matthew E. Smith
Secretary and Authorized Signatory

Date: August 18, 2026